EXHIBIT 99.1

Delisa Davis

RH Strategic Communications for Digimarc

202-585-0210

Ddavis@rhstrategic.com

FOR IMMEDIATE RELEASE

Digimarc Board Approves $310 Million All-Cash Offer from L-1
 Identity Solutions for Digimarc’s ID Systems Business

Beaverton, Ore. – June 30, 2008 – Digimarc Corporation (“Digimarc”) (NASDAQ: DMRC) today announced that Digimarc has signed an amended definitive merger agreement with L-1 Identity Solutions (“L-1”) (NYSE: ID).  The proposed transaction values the ID Systems Business of Digimarc at $310 million, an increase of approximately $50 million over the purchase price provided in the existing merger agreement between the parties.  The revised transaction will be effected through a tender offer, followed by a merger of Digimarc with a wholly-owned subsidiary of L-1.

The Digimarc Board of Directors unanimously approved the new offer from L-1 and is recommending that Digimarc’s stockholders tender into the offer.  The Company has terminated discussions with Safran regarding their non-binding expression of interest in acquiring the ID Systems Business.  According to Bruce Davis, Digimarc Chairman and CEO, Digimarc’s best interests are served by proceeding with L-1 under the terms of the revised agreement announced today.  He noted that, “The L-1 proposal provides shareholders with a higher all cash price than indicated by Safran and that the tender offer approach proposed by L-1 should expedite closing of the transaction.”

Regarding customer and employee interests Davis said, “L-1 CEO Bob La Penta has a clear and convincing vision of global needs for improved identity management.  The combination of our ID Systems Business with L-1 positions L-1 as a world leader in providing identity management solutions, with an unrivalled portfolio of technologies, expertise, experience, and relationships.  This comes at a very opportune time as many of our customers are considering significant security upgrades and the US government has awarded tens of millions of dollars of grant monies to improving America’s driver license issuance systems.”

As previously announced on June 23, 2008, the Federal Trade Commission has granted early termination of the Hart-Scott-Rodino (“HSR”) antitrust review process. Consummation of the transaction now requires only the completion of the tender offer, the spin-off of Digimarc’s digital watermarking business along with Digimarc’s cash, and other customary closing conditions.

Under the terms of the amended merger agreement, the tender offer is expected to commence no later than July 7, 2008 and to remain open for 20 business days. The spin-off of Digimarc’s digital watermarking business will occur prior to the expiration date of the tender offer.

About Digimarc Corporation

Digimarc Corporation (NASDAQ:DMRC), based in Beaverton, Oregon, is a leading supplier of secure identity and media management solutions. Digimarc provides products and services that enable the annual production of more than 60 million personal identification documents, including ID solutions for more than 25 countries. Digimarc’s digital watermarking technology provides a persistent digital identity for various media content and is used to enhance the security of financial documents, identity documents and digital images, and support other media rights management applications.

Digimarc has an extensive intellectual property portfolio, with more than 360 issued U.S. patents with more than 7,500 claims, and more than 500 pending U.S. and foreign patent applications in digital watermarking, personal identification and related technologies. The Company is headquartered in Beaverton, Oregon, with other U.S. offices in Burlington, Massachusetts; Fort Wayne, Indiana; and the Washington DC area; and international offices in London and Mexico. Please go to www.digimarc.com for more company information.

Additional Information

The tender offer to which this press release pertains has not commenced. The information contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Digimarc. At the time the tender offer is commenced, Dolomite Acquisition Co. and L-1 intend to file a Tender Offer Statement on schedule TO containing  an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Digimarc intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. L-1 and Digimarc intend to mail these documents to the stockholders of Digimarc. These documents will contain important information about the tender offer and stockholders of Digimarc are urged to read them carefully when they become available. Stockholders of Digimarc will be able to obtain a free copy of these documents (when they become available) at www.l1id.com and www.digimarc.com, and the website maintained by the SEC at http://www.sec.gov.

Securities Safe Harbor

With the exception of historical information contained in this release, the matters described herein contain certain “forward-looking statements” that are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, particularly those statements regarding the effects of the proposed spin-off and the proposed merger and those preceded by the words “believes,” “expects,” “estimates,” “anticipates,” “will” or words of similar import are statements of management’s opinion. These statements are subject to certain assumptions, risks, uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied from the statements herein or from historical results, due to changes in economic, business, competitive, technological and/or regulatory factors.  For instance, although Digimarc and L-1 have signed an agreement for Digimarc to spin off its digital watermarking business, for L-1 to commence and complete a tender offer for shares of Digimarc common stock, and for a subsidiary of L-1 to merge with and into Digimarc, there is no assurance that the proposed spin-off, tender offer or merger will be completed.  The proposed merger may not occur if the conditions to completing the tender offer are not satisfied, if it is blocked by a government agency, or if either Digimarc or L-1 fail to satisfy other conditions to closing the merger.  More detailed information about risk factors that may affect actual results is set forth in filings by Digimarc with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K, including but not limited to those described in the Company’s Form 10-K for the year ended December 31, 2007 in Part II, Item 7 thereof (“Management’s Discussion and Analysis of Financial Condition and Results of Operations”) under the captions “Liquidity and Capital Resources” and “Factors Affecting Forward Looking Statements” and in Part II, Item 9A thereof (“Controls and Procedures”). Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date of this release.  Except as required by law, we undertake no obligation to publicly update or review any forward-looking statements to reflect events or circumstances that may arise after the date of this release.

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